UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.        6      )*

United Fire & Casualty Company

(Name of Issuer)
Common Stock $3.33 1/3 par value

(Title of Class of Securities)
910331107

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910331107
1.	Names of Reporting Persons.	J. Scott McIntyre Jr.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	Not Applicable
b.

3. SEC Use Only

4. Citizenship or Place of Organization		United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	5,106,416

	6. Shared Voting Power	110,180

	7. Sole Dispositive Power	5,106,416

	8. Shared Dispositive Power	110,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,216,596

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
18.87%

12.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 910331107
1.	Names of Reporting Persons.	J. Scott McIntyre Revocable Trust dated 12/08/1992
I.R.S. Identification Nos. of above persons (entities only).		###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
a.	Not Applicable
b.

3. SEC Use Only

4. Citizenship or Place of Organization		State of Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	2,235,390

	6. Shared Voting Power	0

	7. Sole Dispositive Power	2,235,390

	8. Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,235,390

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Not Applicable

11.	Percent of Class Represented by Amount in Row (9)
8.08%

12.	Type of Reporting Person (See Instructions)
OO

Item 1(a)       Name of Issuer:

United Fire & Casualty Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

118 Second Avenue SE
Cedar Rapids, Iowa 52401

Item 2(a)	Name of Person Filing:

The persons filing this Schedule 13G are:

(1)	J. Scott McIntyre Jr.
(2)	J. Scott McIntyre Revocable Trust dated December 8, 1992

*	Attached to this Schedule 13G as “Exhibit A” is a Joint Filing

Agreement between the persons specified above that this Schedule 13G is being filing on behalf of each of them.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2222 First Avenue NE, #1004
Cedar Rapids, Iowa 52402

Item 2(c)	Citizenship:

J. Scott McIntyre Jr. is a citizen of the United States of America. The J. Scott McIntyre Revocable Trust dated December 8, 1992 was formed under the laws of the State of Iowa.

Item 2(d)	Title of Class of Securities:

Common Stock $3.33 1/3 par value

Item 2(e)	CUSIP Number:

910331107

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definitions of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4	Ownership

Please provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned.
(1)	J. Scott McIntyre Jr. is the beneficial owner of 5,216,596 shares of $3.33 1/3 par value common stock of the Company, consisting of:
i.	4,968 shares held in a retirement account for Mr. McIntyre’s benefit;
ii.	2,235,390 shares owned by the J. Scott McIntyre Revocable Trust dated December 8, 1992, for which Mr. McIntyre serves as sole trustee;
iii.	1,106,568 shares owned by the Mildred Reynolds McIntyre Revocable Trust dated September 15, 1992, for which Mr. McIntyre serves as sole trustee;
iv.	1,066,490 shares owned by the Trust under the will of John Scott McIntyre, for which Mr. McIntyre serves as sole trustee;
v.	243,000 shares held by the Mildred R. McIntyre Irrevocable Trust dated April 27, 1989, for which Mr. McIntyre serves as sole trustee;
vi.	450,000 shares held by the Dee Ann McIntyre Trust, for which Mr. McIntyre serves as sole trustee; and
vii.	110,180 shares held by the McIntyre Foundation, an Iowa charitable foundation, for which Mr. McIntyre serves as President, Secretary, Treasurer and one of four directors.
(2)	The J. Scott McIntyre Revocable Trust dated December 8, 1992 is the direct owner of and thus is beneficial owner of 2,235,390 shares of $3.33 1/3 par value common stock of the Company.

(b)	Percent of class

(1)

The 5,216,596 shares reported as beneficially owned by J. Scott McIntyre Jr. represented 18.87% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2006.

(2)

The 2,235,390 shares held by the J. Scott McIntyre Revocable Trust dated December 8, 1992 represented 8.08% of the issued and outstanding shares of $3.33 1/3 par value common stock of the Company on December 31, 2006.

(c)	Number of shares to which the person has:
(1)	J. Scott McIntyre Jr.
i.	Sole Power to vote or to direct the vote:	5,106,416
ii.	Shared power to vote or to direct the vote:	110,180
iii.	Sole power to dispose or to direct the disposition of:	5,106,416
iv.	Shared power to dispose or to direct the disposition of:	110,180

(2)	The J. Scott McIntyre Revocable Trust dated December 8, 1992
i.	Sole Power to vote or to direct the vote:	2,235,390
ii.	Shared power to vote or to direct the vote:	0
iii.	Sole power to dispose or to direct the disposition of:	2,235,390
iv.	Shared power to dispose or to direct the disposition of:	0

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of a Group

Not applicable.

Item 10	Certification

Not applicable

[THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007		/s/ J. Scott McIntyre Jr.
Dated		J. Scott McIntyre Jr.

February 7, 2007		J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated
	By:	/s/ J. Scott McIntyre Jr.
J. Scott McIntyre Jr., Trustee

EXHIBIT A TO SCHEDULE 13G

JOINT FILING AGREEMENT

J. Scott McIntyre Jr., individually, and the J. Scott McIntyre Revocable Trust dated December 8, 1992, hereby agree and consent to the joint filing on their behalf of the foregoing amendment to Schedule 13G related to their beneficial ownership of the Common Stock of United Fire & Casualty Company.

February 7, 2007		/s/ J. Scott McIntyre Jr.
Dated		J. Scott McIntyre Jr.

February 7, 2007		J. Scott McIntyre Revocable Trust dated December 8, 1992
Dated
	By:	/s/ J. Scott McIntyre Jr.
J. Scott McIntyre Jr., Trustee

EXHIBIT B TO SCHEDULE 13G

J. SCOTT MCINTYRE JR.

The Reporting Persons filing jointly on this Amendment No. 6 filed Amendment No. 5 to Schedule 13G on February 14, 2006.

Schedule A shows current ownership and transactions from January 1, 2006 to December 31, 2006, for the Reporting Persons and for six other entities, the J. Scott McIntyre Individual Retirement Account, the McIntyre Foundation, the Trust under the will of John Scott McIntyre, the Mildred R. McIntyre Revocable Trust, the Mildred R. McIntyre Irrevocable Trust, and the Dee Ann McIntyre Trust (herein, the “Other Entities”). Mr. McIntyre created an Individual Retirement Account and is the primary beneficiary of that account. Mr. McIntyre created the McIntyre Foundation as a charitable foundation in 1997; Mr. McIntyre is the President, Secretary and Treasurer of the Foundation and is one of four directors. The Trust under the will of John Scott McIntyre was created at the time of the death of Mr. McIntyre’s father; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre’s mother created the Mildred R. McIntyre Revocable Trust; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre’s mother created the Mildred R. McIntyre Irrevocable Trust; Mr. McIntyre is the sole trustee of that trust. Mr. McIntyre created the Dee Ann McIntyre Trust in 1995 for the benefit of his wife; Mr. McIntyre is the sole trustee of that trust. The group consisting of the Reporting Persons and the Other Entities is referred to collectively as the “Indicated Entities.” By virtue of his positions with the Foundation and as sole trustee of the various trusts, Mr. McIntyre is deemed to beneficially own the shares directly owned by the Foundation and the four trusts.

All transactions that involve one or more of the Indicated Entities are reported on Schedule A. Where transactions are among two of the Indicated Entities, appropriate corresponding entries reflect the transaction; such transactions are noted as “transfers.” Where transactions involve only one of the Indicated Entities there is no corresponding entry. Please note the following with respect to these transactions:

•	The transaction described as “gift received” was a gift received from the Mildred R. McIntyre Revocable Trust;
•	The transactions described as “gift given” were outright gifts made by the donor; and
•	The transaction described as “option exercise” was the exercise of stock options awarded to Mr. McIntyre by the Issuer.

SCHEDULE A
Date	Description	J. Scott McIntyre Individually		J. Scott McIntyre IRA Account		J. Scott McIntyre Revocable Trust		Mildred R. McIntyre Revocable Trust
		Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned
12/31/2005	as reported		640		4,968		2,233,250		1,117,368
01/27/2006	gift given							(10,800)	1,106,568
01/27/2006	gift received					300	2,233,550
02/16/2006	transfer	(640)	0			640	2,234,190
04/28/2006	gift given					(2,800)	2,231,390
05/18/2006	option exercise					4,000	2,235,390
Total			0		4,968		2,235,390		1,106,568

SCHEDULE A CONT.
Date	Description	Trust under the will of John Scott McIntyre		Dee Ann McIntyre Trust		Mildred R. McIntyre Irrevocable Trust		McIntyre Foundation
		Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned	Transaction Amount	Total Shares owned
12/31/2005	as reported		1,066,490		450,000		243,000		110,180
01/27/2006	gift given
01/27/2006	gift received
02/16/2006	transfer
04/28/2006	gift given
05/18/2006	option exercise
Total			1,066,490		450,000		243,000		110,180